Exhibit 99.3

Sanofi and Bristol-Myers Squibb Collect Damages

in Plavix Patent Litigation with Apotex

Paris, France and New York, New York—February 8, 2012—Sanofi (EURONEXT: SAN and NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) announced today that Apotex has made payment in the amount of $442,209,362 to satisfy the damages ruling of the Plavix® (clopidogrel bisulfate) patent infringement case against Apotex. This payment, which follows the decision of the U.S. Court of Appeals for the Federal Circuit in October 2011 upholding the payment of damages to the companies by Apotex, represents the final phase of the Plavix® patent litigation between the companies and Apotex, which was initiated in March 21, 2002. Sanofi and Bristol-Myers Squibb were also awarded $1,258,682 in post-judgment interest and $900,000 in costs in addition to the damages award.

Sanofi and Bristol-Myers Squibb are pleased that their intellectual property rights have been upheld and that Apotex has made reparation of the harm caused by the at-risk launch of a generic version of clopidogrel bisulfate in 2006.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). www.sanofi.com

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

Sanofi Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Bristol-Myers Squibb Forward Looking Statements

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, regarding the research, development and commercialization of pharmaceutical products. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the compound described in this release will move from early stage development into full product development, that clinical trials of this compound will support a regulatory filing, or that the compound will receive regulatory approval or become a commercially successful product. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2010, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts:
Sanofi
Media Relations	Investor Relations
Jean-Marc Podvin	Sebastien Martel
Tel: +33 (0) 1 53 77 4646	Tel: +33 1 53 77 45 45
E-mail: mr@sanofi.com	E-mail: ir@sanofi.com

Bristol-Myers Squibb
Media Relations	Investor Relations
Laura Hortas	John Elicker
Tel: +1 609 252-4587	Tel: +1 609 252-4611
E-mail:laura.hortas@bms.com	E-mail: john.elicker@bms.com

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